United States
Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GoHealth, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
38046W105
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[        ]    Rule 13d-1(b)
[     ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons NVX Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 93,485,281
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 93,485,281
9	Aggregate Amount Beneficially Owned by Each Reporting Person 93,485,281
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 45.1%
12	Type of Reporting Person CO

1	Names of Reporting Persons Brandon M. Cruz
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,580,643
	6	Shared Voting Power 93,707,098
	7	Sole Dispositive Power 2,580,643
	8	Shared Dispositive Power 93,707,098
9	Aggregate Amount Beneficially Owned by Each Reporting Person 93,707,098
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 45.8%
12	Type of Reporting Person IN

1	Names of Reporting Persons Clinton P. Jones
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,580,643
	6	Shared Voting Power 93,707,098
	7	Sole Dispositive Power 2,580,643
	8	Shared Dispositive Power 93,707,098
9	Aggregate Amount Beneficially Owned by Each Reporting Person 93,707,098
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 45.8%
12	Type of Reporting Person IN

1	Names of Reporting Persons BCCJ, LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 221,817
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 221,817
9	Aggregate Amount Beneficially Owned by Each Reporting Person 221,817
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.2%
12	Type of Reporting Person OO (Limited Liability Company)

ITEM 1.(a)    Name of Issuer:
GoHealth, Inc. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:

214 West Huron St., Chicago, Illinois, 60654.
ITEM 2. (a)    Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

                NVX Holdings, Inc. (“NVX”);
                Brandon M. Cruz;
                Clinton P. Jones; and
                BCCJ, LLC (“BCCJ”).
(b)Address of Principal Business Office:
The principal business address for each of the Reporting Persons is 214 West Huron St., Chicago, Illinois, 60654.
(c)Citizenship of each Reporting Person is:

NVX and BCCJ are organized under the laws of the state of Delaware. Each of Messrs. Cruz and Jones is a citizen of the United States.

(d)Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”).
(e)CUSIP Number:

38046W105
ITEM 3.
Not applicable.
ITEM 4.Ownership.

(a-c)

    The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021 based upon 114,773,928 shares of Class A Common Stock outstanding as of November 2, 2021 as reported in the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021 and assumes the redemption of the LLC Interests held of record by NVX and BCCJ as of the date hereof. The LLC Interests may be redeemed at any time for shares of Class A Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
NVX Holdings, Inc.	93,485,281	45.1%	0	93,485,281	0	93,485,281
Brandon M. Cruz	96,287,741	45.8%	2,580,643	93,707,098	2,580,643	93,707,098
Clinton P. Jones	96,287,741	45.8%	2,580,643	93,707,098	2,580,643	93,707,098
BCCJ, LLC	221,817	0.2%	0	221,817	0	221,817

    NVX is the record holder of 807,300 shares of Class A Common Stock and 92,677,981 LLC Interests. BCCJ, LLC is the record holder of 178,000 shares of Class A Common Stock and 43,817 LLC Interests.

    Messrs. Jones and Cruz are the Chief Executive Officer and President of NVX, respectively, and are members of the Board of Managers of BCCJ. As a result, Messrs. Jones and Cruz may be deemed to beneficially own the securities held by each of NVX and BCCJ.

    In addition, each of Messrs. Jones and Cruz may be deemed to beneficially own: (i) 37,625 shares of Class A Common Stock underlying stock options, (ii) 45,014 shares of Class A Common Stock underlying restricted stock units and (iii) 2,498,004 shares of Class A Common Stock underlying Blizzard Management Feeder LLC Interests, in each case that are currently vested or will vest on or before March 1, 2022.
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8.Identification and Classification of Members of the Group.

Not applicable.
ITEM 9.Notice of Dissolution of Group.
Not applicable.
ITEM 10. Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2022

NVX Holdings, Inc.

By:    /s/ Clinton P. Jones
Name: Clinton P. Jones
Title:     Chief Executive Officer

Clinton P. Jones

By: /s/ Clinton P. Jones

Brandon M. Cruz

By: /s/ Brandon M. Cruz

BCCJ, LLC.

By:    /s/ Clinton P. Jones
Name: Clinton P. Jones
Title:     Manager

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (previously filed).